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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                                ePresence, Inc.

                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)

                                  294348 10 7

                                 (CUSIP Number)

                                  May 1, 2001

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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  CUSIP NO. 294348 10 7                                       Page 2 of 5 Pages


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William P. Ferry

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,253,346 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,043,346 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,253,346 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      -2-
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  CUSIP NO. 294348 10 7                                       Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

            ePresence, Inc.  ("ePresence")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            120 Flanders Road
            Westboro, Massachusetts 01581

Item 2(a).  Name of Person Filing:

            William P. Ferry

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            120 Flanders Road
            Westboro, Massachusetts 01581

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).  CUSIP Number:

            CUSIP No. 294348 10 7

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the Person Filing is a:

            Not Applicable

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  CUSIP NO. 294348 10 7                                       Page 4 of 5 Pages


Item 4.    Ownership.

   (a)     Amount Beneficially Owned:                                 1,253,346
   (b)     Percent of Class:                                             5.0%
   (c)     Number of Shares as to Which Such Person Has:
       (i) Sole power to vote or to direct the vote:                  1,253,346
      (ii) Shared power to vote or to direct the vote:                    0
     (iii) Sole power to dispose or to direct the disposition of:     1,043,346*
      (iv) Shared power to dispose or to direct the disposition of:       0
_______________
* 210,000 shares of common stock are restricted stock, subject to certain restrictions on transfer and disposition of the shares.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not Applicable

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      -4-
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  CUSIP NO. 294348 10 7                                       Page 5 of 5 Pages


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 11, 2001          /s/ William P. Ferry
                            ---------------------------
                                    William P. Ferry

                                      -5-